UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                               (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934


                                  Navtech, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   63935 10 0
                                 (CUSIP Number)

                               William J. Cookson
                              25 Allaura Boulevard
                         Aurora, Ontario, Canada L4G 3N2
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.         63935 10 0                                  Page 2 of 7 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         St. Andrews Capital Limited Partnership ("St. Andrews")
         William J. Cookson ("Cookson")

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[   ]    (b) [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    N/A

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         St. Andrews - California
         Cookson - Canada


NUMBER OF  SHARES          7    SOLE VOTING POWER
                                     St. Andrews - 0
                                     Cookson - 0

BENEFICIALLY  OWNED BY      8    SHARED VOTING POWER
                                      St. Andrews - 296,543
                                      Cookson  - 296,543 (represents shares
                                                          owned by St. Andrews)

EACH  REPORTING             9    SOLE DISPOSITIVE POWER
                                      St. Andrews - 0
                                      Cookson - 0

PERSON  WITH               10  SHARED DISPOSITIVE POWER
                                      St. Andrews - 296,543
                                      Cookson - 296,543 (represents shares owned
                                                          by St. Andrews)







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[PG NUMBER]

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     St. Andrews - 296,543
                     Cookson  - 296,543 (represents shares owned by St. Andrews)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                     [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    St. Andrews - 6.9%
                    Cookson - 6.9% (represents shares owned by St. Andrews)

14       TYPE OF REPORTING PERSON*

                     St. Andrews - PN
                     Cookson - IN

[PG NUMBER]

Item 1.  Security and Issuer.

     St. Andrews Capital Limited Partnership is making this statement in reference to shares of Common Stock, par value $.001 per share (the "Common Stock"), of Navtech, Inc., a Delaware corporation (the "Issuer"). This filing amends and supplements the Schedule 13D of St. Andrews Capital Limited Partnership, dated January 21, 2000, as filed with the Securities and Exchange Commission on January 24, 2000 (the "Schedule 13D"). This is the initial filing on Schedule 13D for William J. Cookson. The address of the Issuer's principal executive offices is 2340 Garden Road, Monterey, California 93940.

Item 2.  Identity and Background.

     The Reporting Persons are making this statement pursuant to Rule 13d-1(a). 1436917 Ontario Inc. is providing responses to Item 2-6 hereof in accordance with General Instruction C of Schedule 13D.

          (a)  Name:

               St. Andrews Capital Limited Partnership ("St. Andrews") William J. Cookson ("Cookson")
               1436917 Ontario Inc. ("Ontario")

          (b)  Residence or business address:

               St. Andrews:  25 Allaura Boulevard
                             Aurora, Ontario, Canada L4G 3N2

               Cookson: 25 Allaura Boulevard
                        Aurora, Ontario, Canada L4G 3N2

               Ontario: 25 Allaura Boulevard
                        Aurora, Ontario, Canada L4G 3N2

          (c) St. Andrews is an investment limited partnership. Cookson is the Chief Executive Officer of Ontario and The Hunter Group Ltd., an Ontario corporation engaged primarily in the business of chemical manufacturing. Cookson is the sole officer and director of Ontario and also its sole shareholder. Ontario is an Ontario corporation whose only current activity is serving as the general partner of St. Andrews.

          (d) None of St. Andrews, Cookson or Ontario has been convicted in a criminal proceeding in the last five years.



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[PG NUMBER]

          (e) None of St. Andrews, Cookson or Ontario has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  St.  Andrews  was  organized  under  the  laws  of the  State  of
               California.   Cookson  is  a  Canadian   citizen.   Ontario   was
               incorporated under the laws of Ontario, Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.  Purpose of Transaction.

     On October 31, 2000, St. Andrews converted the principal balance of the Loan described and defined in Item 4 of the Schedule 13D into 296,543 shares of Common Stock of the Issuer, at a conversion price of $.375 per share, pursuant to the terms of a conversion agreement, dated as of the same date, between the Issuer and St. Andrews.

     On April 10, 2001, St. Andrews Technology Associates, Inc. ceased to be the general partner of St. Andrews. Simultaneous with the termination of St. Andrews Technology Associates, Inc. as the general partner of St. Andrews, Ontario, an entity of which Cookson is the sole shareholder and sole officer and director, became the general partner of St. Andrews.

     Subject to and depending upon prevailing market prices, St. Andrews, Cookson and/or Ontario may purchase shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, St. Andrews, Cookson and/or Ontario may determine to dispose of in the open market, in privately negotiated transactions with third parties, or otherwise, shares of Common Stock acquired by them.

Item 5.  Interest in Securities of the Issuer.

     (a) (I) St. Andrews owns 296,543 shares of Common Stock, which represents 6.9% of the total shares of Common Stock of the Issuer outstanding as of October 28, 2002.

     The percentage for St. Andrews was calculated using as the denominator the 4,326,988 outstanding shares of Common Stock as of August 31, 2002, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2002.

     (II) Cookson beneficially owns 296,543 shares of Common Stock, which represents 6.9% of the total shares of Common Stock of the Issuer outstanding as of October 28, 2002. Such amount represents the shares of Common Stock owned by St. Andrews.

[PG NUMBER]

     The percentage for Cookson was calculated using as the denominator the 4,326,988 outstanding shares of Common Stock as of August 31, 2002, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2002.

     (III) Ontario beneficially owns 296,543 shares of Common Stock, which represents 6.9% of the total shares of Common Stock of the Issuer outstanding as of October 28, 2002.

     The percentage for Ontario was calculated using as the denominator the 4,326,988 outstanding shares of Common Stock as of August 31, 2002, based upon the Quarterly Report on Form 10-QSB filed by the Issuer for the period ended July 31, 2002.

     (b) St. Andrews, Cookson and Ontario have shared voting and dispositive power with respect to the 296,543 shares of Common Stock owned by St. Andrews.

     (c) None.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Not applicable.

Item 7.  Material to be Filed as Exhibits.

           1.  Agreement among Reporting Persons.

[PG NUMBER]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 28, 2002

                                       ST. ANDREWS CAPITAL LIMITED
                                       PARTNERSHIP

                                       By: 1436917 ONTARIO INC., General Partner

                                       By: /s/ William J. Cookson
                                          -------------------------------------
                                          William J. Cookson, Chief Executive
                                          Officer

                                          /s/ William J. Cookson
                                          -------------------------------------
                                          William J. Cookson







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[PG NUMBER]

                                    EXHIBIT 1

     The undersigned agree that the Schedule 13D filing to which this Agreement is attached is filed on behalf of each one of them.



Date: October 28, 2002

                                       ST. ANDREWS CAPITAL LIMITED
                                       PARTNERSHIP

                                       By: 1436917 ONTARIO INC., General Partner

                                       By: /s/ William J. Cookson
                                          -------------------------------------
                                          William J. Cookson, Chief Executive
                                          Officer

                                           /s/ William J. Cookson
                                         -------------------------------------
                                          William J. Cookson